Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282564

Nuveen Virginia Quality Municipal Income Fund (NYSE: NPV)

(the “Fund”)

Supplement Dated April 30, 2026

to the Fund’s Currently Effective Prospectus and Statement of Additional Information (“SAI”)

The Boards of Trustees of Nuveen Virginia Quality Municipal Income Fund (NYSE: NPV), Nuveen Minnesota Quality Municipal Income Fund (NYSE: NMS) and Nuveen Municipal Credit Income Fund (NYSE: NZF) have approved a proposal to merge the funds. The proposed mergers, if approved by shareholders, would combine NPV and NMS into NZF. The mergers are intended to create a larger fund with increased trading volume for common shares on the exchange.

Shareholders of each of NMS and NPV should note that each fund is a state-specific municipal fund that seeks to provide current income exempt from regular federal income tax and the income tax of a single state, and if the proposed mergers are approved, each fund would be merged into NZF, which is a national municipal fund that seeks to provide current income exempt from regular federal income tax. As such, if the proposed mergers occur, shareholders of NPV and NMS will lose the benefit of the applicable state tax exemption as a result of the applicable merger into NZF. The closing of the merger of NMS into NZF, and the merger of NPV into NZF, is not contingent on the closing of the other merger.

The proposed mergers for the funds are subject to certain conditions, including necessary approval by the funds’ shareholders. NPV and NMS will each hold Special Meetings of Shareholders for their common and preferred shareholders to consider approval of the merger proposal. In addition, NZF will hold a Special Meeting of Shareholders for its preferred shareholders to consider approval of the merger proposal. Detailed information on the proposed mergers will be contained in proxy materials expected to be filed with the Securities and Exchange Commission in the coming weeks. This supplement is for informational purposes only and is not a solicitation of a proxy from any fund shareholder.

This constitutes a supplement to your fund’s Prospectus and SAI, does not set forth all of the terms of an investment in the fund and therefore should be read in conjunction with such documents.

FORWARD-LOOKING STATEMENTS

Certain statements made or referenced in this supplement may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

• market developments;

• legal and regulatory developments;

• the ability to satisfy conditions to the proposed mergers; and

• other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS AND SAI FOR FUTURE REFERENCE

EGN-NPVP-0426P